Oncolytics Biotech® Regains Compliance with Nasdaq Minimum Bid Price Requirement

SAN DIEGO, CA and CALGARY, AB, December 06, 2019 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), currently developing pelareorep, an intravenously delivered immuno-oncolytic virus, today announced that it received written notice from Nasdaq stating that it’s minimum bid price deficiency has been cured, it is in compliance with the applicable listing standard and the matter is now closed.

Oncolytics had previously been notified by Nasdaq on September 17, 2019 that it was not in compliance with the minimum bid price rule because its common stock failed to meet the closing bid price of $1.00 or more for 30 consecutive business days. In order to regain compliance with Listing Rule 5550(a)(2), the Company was required to maintain a minimum closing bid price of $1.00 or more for at least 10 consecutive trading days.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype - turning "cold" tumors "hot" - through innate and adaptive immune responses to treat a variety of cancers. Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved immuno-oncology agents. Oncolytics is currently conducting and planning additional studies in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies, as it prepares for a phase 3 registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company’s plans to co-develop pelareorep in combination with paclitaxel and atezolizumab and the anticipated sharing of costs associated therewith; the Company’s AWARE-1 study and the anticipated design, enrollment and timing thereof; the Company’s other development plans for pelareorep; the Company's belief as to the potential and mode of action of pelareorep, as a cancer therapeutic; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Michael Moore Vice President, Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca
Investor Relations Timothy McCarthy LifeSci Advisors 212.915.2564 tim@lifesciadvisors.com	Media Contact Jason Spark Canale Communications 619-849-6005 jason@canalecomm.com